EXHIBIT 12

Federal Home Loan Bank of Boston

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000

Earnings
Income before assessments	$36,224	$37,231	$121,994	$124,628	$103,173	$156,236	$199,235
Fixed charges	341,319	228,463	964,484	1,020,447	1,212,801	1,734,195	2,084,660

Income before assessments and fixed charges	377,543	265,694	1,086,478	1,145,075	1,315,974	1,890,431	2,283,895

Fixed Charges
Interest expense	341,015	228,156	963,299	1,019,216	1,211,715	1,733,509	2,083,994
1/3 of net rent expense (1)	304	307	1,185	1,231	1,086	686	666

Total fixed charges	$341,319	$228,463	$964,484	$1,020,447	$1,212,801	$1,734,195	$2,084,660

Ratio of earnings to fixed charges	1.11	1.16	1.13	1.12	1.09	1.09	1.10

(1) Represents an estimated interest factor.